SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Craft Brewers Alliance, Inc

(Name of Issuer)

Common Stock, par value $0.005

(Title of Class of Securities)

757473 10 3

(CUSIP Number)

Thomas Larson Anheuser-Busch Companies, Inc. One Busch Place St. Louis, MO 63118-1852 Telephone: (314) 577-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240. 13d-l(f) or 240. 13d-I(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 757473 10 3
1.	Names of Reporting Persons. Anheuser-Busch Companies, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,069,047 *
	8.	Shared Voting Power - 0 -
	9.	Sole Dispositive Power 6,069,047 *
	10.	Shared Dispositive Power - 0 – * Shares are subject to contractual restrictions on transfer. See Item 4
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,069,047
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 757473 10 3

Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, this Amendment No. 9 amends the Schedule 13D dated August 22, 1995, amended by Amendment No. 1 dated May 19, 2004, Amendment No. 2 dated June 30, 2004, Amendment No. 3 dated September 13, 2005, Amendment No. 4 dated January 3, 2007, Amendment No. 5 dated November 13, 2007, Amendment No. 6 dated June 20, 2008, Amendment No. 7 dated August 12, 2010 and Amendment No. 8 dated December 3, 2010. Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement, rather than supersede, the existing items in the Schedule 13D (as previously amended). All defined terms shall have the same meaning as previously ascribed to them in the Schedule 13D (as previously amended), unless otherwise noted.

Item 1. Security and Issuer.

Item 2. Identity and Background.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4. Purpose of Transaction.

On March 27, 2011, Anheuser-Busch, Incorporated (“ABI”), a subsidiary of Anheuser-Busch Companies, Inc., and Craft Brewers Alliance, Inc. (“CBA”) entered into a binding term sheet by which ABI will purchase the 42% interest in Fulton Street Brewery, LLC (“FSB”) owned by CBA (the “CBA Interest”) for a purchase price of $16,300,000 in cash, reductions in the distribution fees to be paid by CBA to ABI under the existing distribution arrangements between the parties, amendments to the minority rights held by ABI and additional commercial considerations described below. FSB is a Chicago-based brewer of malt beverage products under the “Goose Island” brand.

ABI had previously entered into an equity purchase agreement (the “GHI Proposal”) with Goose Holdings, Inc. (“GHI”) to purchase GHI’s 58% interest (the “GHI Interest”) in FSB for a purchase price of $22,500,000. Pursuant to the FSB operating agreement between GHI and CBA, GHI notified CBA that CBA was required either (i) to match the GHI Proposal on the same terms provided in the equity purchase agreement or (ii) to sell the CBA Interest in FSB to ABI for a purchase price of $16,300,000 (being 42% of the aggregate price that would be paid by ABI for all of FSB). The GHI Proposal conditioned the obligations of each of GHI and ABI to consummate the transaction on CBA’s agreement to sell the CBA Interest to ABI. Although the exchange and recapitalization agreement between ABI and CBA (“Exchange and Recapitalization Agreement”) prohibited CBA from acquiring the GHI Interest without the consent of ABI or the waiver by ABI of certain provisions of that agreement, ABI advised CBA on March 25, 2011 that should the CBA board of directors determine to purchase the GHI Interest, ABI would provide the necessary waiver.

CBA had initially indicated to ABI its intention to exercise its right to match the GHI Proposal and purchase the GHI Interest. On March 25, 2011, ABI made an oral proposal to CBA’s representatives for CBA to sell its CBA Interest to ABI, which was formalized in a letter dated March 27, 2011. ABI also described its concerns regarding execution, leverage and other risks relating to CBA’s potential exercise of its match rights. On March 25, as detailed in the letter, ABI offered to (i) pay CBA $14,700,000 in cash for its agreement to sell the CBA Interest (in addition to the $16,300,000 provided by the equity purchase agreement), (ii) provide enhanced assistance to CBA in marketing its products to retailers and (iii) permit CBA to refrain from using ABI as a master distributor for products subsequently acquired by CBA. Following receipt of the ABI letter on March 27, 2011, after a meeting of its Board of Directors (the “CBA Board”) at which the director designated by ABI did not participate, the CBA Board authorized CBA’s chief executive officer to negotiate and approve a transaction with ABI on the terms specified by the CBA Board. During those negotiations, the chief executive officer informed ABI that CBA valued ongoing reductions in the distribution fees currently paid by CBA to ABI more than the $14,700,000 additional cash offered by ABI. On March 28, 2011, ABI and CBA executed a term sheet by which CBA agreed to join the equity purchase agreement and sell the CBA Interest to ABI pursuant to its terms and ABI agreed to (a) reduce the distribution fees payable by CBA to ABI during the current term of the distribution agreement between ABI and CBA to no more than 25 cents per case, (b) reduce the distribution fees during any renewal term of the distribution agreement to no more than 75 cents per case, (c) the concessions described in (ii) and (iii) above, (d) amendments to the Exchange and Recapitalization Agreement increasing the threshold for CBA acquisitions that do not require ABI’s consent to $30,000,000, increasing the threshold for CBA divestitures that do not require ABI’s consent to $30,000,000 and eliminating ABI’s right to require CBA to consider change of control transactions under specified circumstances and (e) pay to CBA $150,000 in respect of CBA’s transaction costs (in addition to the $16,300,000 prescribed in the equity purchase agreement).

CBA and ABI expect to complete the documentation implementing the term sheet shortly.

ABI’s purchase of FSB is subject to customary closing conditions, including obtaining required regulatory approvals. ABI expects to close the transaction in the second quarter of 2011.

A copy of the equity purchase agreement between ABI and GHI is attached as exhibit 99.1 to this amendment and a copy of the term sheet between ABI and CBA is attached as exhibit 99.2 to this amendment.

Item 5. Interest in Securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 Equity Purchase Agreement between Anheuser-Busch, Incorporated and Goose Holdings, Inc.

Exhibit 99.2 Term sheet between Anheuser-Busch, Incorporated and Craft Brewers Alliance, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2011

ANHEUSER-BUSCH COMPANIES, INC.

By:	/s/ Thomas Larson
Name:	Thomas Larson
Title:	Assistant Secretary

Exhibit Index

Item 7. Material to be filed as Exhibits

Exhibit 99.1 Equity Purchase Agreement between Anheuser-Busch, Incorporated and Goose Holdings, Inc.

Exhibit 99.2 Term sheet between Anheuser-Busch, Incorporated and Craft Brewers Alliance, Inc.